UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
IPD Products, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Texas

    Date of organization
    February 28, 2020

Physical address of issuer
3609 Cropsey Ct, Midlothian, TX 76065

Website of issuer
www.ipd-products.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
At the conclusion of the Offering, the Issuer shall pay to the Intermediary a commission equal to five percent (5%) of the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000
Affiliates of the issuer may invest in the offering, and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
January 11, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
7
None of the employees have employee agreements with the Company.

	Inception to May 12, 2020
Total Assets	$62,545.00
Cash & Cash Equivalents	$1,264.00
Accounts Receivable	$0.00
Short-term Debt	$15,000.00
Long-term Debt	$50,381.00
Revenues/Sales	$0.00
Cost of Goods Sold	$0.00
Taxes Paid	$0.00
Net Loss	$2,836.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


October 20, 2020

FORM C/A

Up to $1,070,000.00

IPD Products, Inc.





Explanatory Note


IPD Products, Inc. (the "Company") is filing an amendment to its Form C, which was initially filed with the Securities and Exchange Commission on August 14, 2020, to include the webinar transcript, attached hereto as Exhibit G.


Crowd Note


This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by IPD Products, Inc., a Texas Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will receive a number

of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$1,016,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive a commission equal to five percent (5%) of the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of Closing.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at Ipd-Products.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is October 20, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE

DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current

reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: Ipd-Products.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

IPD Products, Inc. (the "Company") is a Texas corporation, formed on February 28, 2020.

The Company is located at 3609 Cropsey Ct, Midlothian, TX 76065.

The Company's website is www.ipd-Products.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

The Company designs and develops environmental systems for air sterilization. In Q4 2020, the Company hopes to begin manufacturing and selling its first product, the Ionic Plague Destroyer.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Note being offered	$25,000 Principal Amount
Total Crowd Note outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Note	$1,070,000 Principal Amount
Total Crowd Note outstanding after Offering (if maximum amount reached)	$1,070,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	January 11, 2021
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 31 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized as a Texas corporation in February 2020. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate

profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

There can be no assurance that the Company will achieve profitability.
There can be no assurance that the Company will achieve profitability. The Company may depend upon funds raised from the sale of its stock and additional financings to finance its operations. The Company believes these amounts will be sufficient to finance its operations. However, no assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We rely on various intellectual property rights, including patents and licenses in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are

generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our air sterilization product is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing and thus may be better equipped than us to develop and commercialize air sterilization products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our air sterilization product will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide stainless steel, ceramic parts, quartz tubes, semiconductors, other electronic components for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide stainless steel, ceramic parts, quartz tubes, semiconductors, other electronic components for our products which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component, such as *stainless steel, ceramic parts, quartz tubes, semiconductors, or other electronic components for our products*.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source

of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Alexander Gutsol, Christopher Eric Anthony, Alexander Dolgopolsky, Isaac C. Anthony, III, and Howard Nelson in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Alexander Gutsol, Christopher Eric Anthony, Alexander Dolgopolsky, Isaac C. Anthony, III, or Howard Nelson die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect

our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $75,000 of the proceeds of the offering committed and captured during the relevant period, as well as every $125,000 raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different

cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term

nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether it will successfully effectuate the its current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other things, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company designs and develops environmental systems for air sterilization. In Q4 2020, the Company hopes to begin manufacturing and selling its first product, the Ionic Plague Destroyer.

Business Plan

The Company hopes to bring a novel air sterilizing product to market to help create healthy and clean indoor environments. The Company will initially target businesses that are looking to create safe environments for their patrons and staff. The Company believes hospitals, retail outlets, movie theatres, among other organizations could benefit for its product. The Company will also target health-conscious consumers that are looking to add additional sterilization measures into their home environments.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Ionic Plague Destroyer	Air sterilization product that uses plasma to destroy pathogens	Air sterilization

Competition

The Company's primary competitors are Molekule, Winix, Novaerus, and Dyson, who offer a variety of air purifier products that utilize different filtering methods.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands.

Customer Base

The Company is currently pre-revenue and plans to begin selling the Ionic Plague Destroyer product in Q4 2020. It anticipates selling its product to businesses, like hospitals, offices, movie theatres, as well as consumers who are looking to add additional sterilization measures to their home environment.

Intellectual Property

Patents

The Company is licensed to use the following patent, subject to the conditions outlined in the "Licenses" section.

Application or Registration #	Title	Description	File Date	Grant Date	Country
8,334,422	Method and device for air disinfection and sterilization	A method for decontaminating bioaerosol with high concentrations of bacterial, viral, spore and other airborne microorganisms or biologic contaminants, in flight at high flow rates.	August 15, 2007	December 18, 2012	U.S.

Trademark Application

Serial #	Word Mark	Goods and Services	File Date	Grant Date	Country
88946497	PlasmaFence	Air sterilizers; Air sterilizing apparatus; Air sterilizers; Air sterilizers for household purposes; Air sterilizers for commercial use, hospitals, laboratories, places of worship, schools, colleges and universities; Air sterilizing apparatus	June 3, 2020	N/A	U.S.

Licenses

Licensor	Licensee	Description of Rights Granted
Drexel University	IPD Products, Inc.	A worldwide license to make, have made, use, import, offer for sale and sell under the 8,334,422 patent rights.

The Company and Drexel University entered into this agreement on April 30, 2020, with the Company subject to various diligence events. The Company is expected to use commercially reasonable efforts to achieve each event by the applicable completion date, however that such date may be reviewed or extended due to limitations based on Federal, State, Local and International guidelines, as applicable, regarding the COVID-19 pandemic by mutual agreement between the Company and Drexel University. The upcoming diligence events are as follows:

Diligence Event	Completion Date
Development of a working prototype of a Licensed Product	160 days after the effective date
Raising of at least $500,000 in investment capital	250 days after the effective date
First commercial sale of a licensed product	280 days after the effective date
Cumulative aggregate net sales reaching $1,000,000	January 1, 2022
Cumulative aggregate net sales reaching $10,000,000	April 30, 2028

Additionally, the Company will pay to Drexel for each quarter a royalty equal to 2.5% of the corresponding Net Sales for the Quarter.

Governmental/Regulatory Approval and Compliance

The Company intends on applying for FDA approval for future products that will also leverage the company's plasma technology. The Company is also subject to various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 3609 Cropsey Ct, Midlothian, TX 76065

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$53,500
Product Development	23.00%	$5,750	22.75%	$243,500
General Working Capital	72.00%	$18,000	72.25%	$773,000
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will be paying the Intermediary a commission equal to five percent (5%)

of the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of Closing.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds should the management feel it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	IPD Products Positions	Employment Responsibilities	Past Experience	Education & Qualifications
Howard Nelson	President and Chairman of the Board of Directors	IPD Products President March 2020 – Present Management, product leadership, general strategic vision	The College of New Jersey Adjunct Professor August 2007 - Present Origin, Inc. Chief Strategy Officer and President, Agribusiness June 2010 – April 2019	Bachelor's, Economics – Princeton University MBA – Tulane University
Alexander Gutsol, Ph.D	Chief Science Officer and Member of Board of Directors	IPD Products Chief Science Officer March 2020 – Present Develop and maintain product science, research future potential technology applications	Chief Scientist LDS Technology Consultants October 2018 – Present Chief Science Officer Redshift Energy September 2018 – Present Chevron Technical Team Lead January 2008 – December 2017	Bachelor's, Engineering Physics – Moscow Institute of Physics and Technology Masters's, Engineering Physics – Moscow Institute of Physics and Technology PhD Philosophy – Moscow Institute of Physics and Technology
C. Eric Anthony, JD	Counsel, Board of Directors	IPD Products, Counsel	The Law Office of C. Eric Anthony, P.C. 1996-Present	BBA, Accounting, Texas State University

		March 2020 – Present Legal counsel	Redshift Energy, Legal Counsel, Director of HR October 2017- Present	JD, St. Mary's Law School

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees, none of which have an employee agreement with the Company.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	1,000,000
Amount outstanding	96,100
Voting Rights	One per vote
Anti-Dilution Rights	No anti-dilution rights
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering of convertible securities).	100.0%

The Company has the following debt outstanding:

Type of debt	Notes Payable
Name of creditor	Drexel University
Amount outstanding	$15,000
Interest rate and payment schedule	1.5% per month
Payment schedule	Monthly
Describe any collateral or security	N/A
Maturity date	April 30, 2021
Other material terms	All amounts that are not paid by the Company when due will accrue interest from the date due until paid.

Type of debt	Notes Payable
Name of creditor	Drexel University
Amount outstanding	$30,000
Interest rate and payment schedule	1.5% per month
Payment schedule	Monthly
Describe any collateral or security	N/A
Maturity date	April 30, 2022
Other material terms	All amounts that are not paid by the Company when due will accrue interest from the date due until paid.

Type of debt	Historic and Ongoing IP Costs
Name of creditor	Drexel University
Amount outstanding	$16,281
Interest rate and payment schedule	0%
Payment schedule	Due at Maturity Date
Describe any collateral or security	N/A
Maturity date	December 31, 2021
Other material terms	The Company will reimburse Drexel for all current and future documented attorneys' fees expenses, costs, official fees and all other charges accumulated related to maintenance of the patent rights.

Ownership

A majority of the Company is owned by the co-founders and key executives. These are: Alexander Gutsol (Chief Science Officer), Yuriy Mirochnik (Engineer), Alex Dolgopolsky, Howard Nelson (President), Christopher Eric Anthony (Counsel), Isaac Anthony (Sales), and Thomas Michael Anthony.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company has not raised any outside capital prior to this offering. Following in the current offering, the Company plans to have enough liquidity to execute its business plan until March 2021.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following: finalizing the initial product manufacturing; launch of the initial product to market; establish consistent supply chain and logistics; establishing distinct and unique brand.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an integral element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $509 in cash on hand (June 2020) which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $1,070,000.00 in principal amount of Crowd Note for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 11, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering

Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

In the event that $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $75,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline. The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive shares at some point in the future upon the occurrence of certain events.

Valuation Cap
For the first $350,000.00 of Securities sold in the Offering, the Valuation Cap is equal to $3,500,000.00 ($3.5 million). For Securities sold in the offering between $350,000.00 and $1,070,000.00, the Valuation Cap is equal to $5,000,000.00 ($5 million).

Discount
20.0%

Conversion of the Crowd Notes.
Upon the occurrence of a Qualified Equity Financing, the Crowd Notes will convert into Conversion Shares pursuant to the following:

a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided,

however, that if the investor is not a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Notes, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i.   Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii.   Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant to a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"**Major Investor**" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.00.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Shares pursuant to Conversion Mechanics described above.

"**Corporate Transaction**" shall mean:
i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company has a shareholder agreement in place. The agreement contains a customary transfer restriction which generally requires that the shareholders may only transfer their equity interests in the Company with the express written consent of all of the other shareholders of the Company.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence.

Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Related Person/Entity	Thomas Michael Anthony
Relationship to the Company	Co-Founder of the Company
Total amount of money involved	$2,100
Benefits or compensation received by related person	None beyond those received by the Company.
Benefits or compensation received by Company	Funds for operating capital
Description of the transaction	Working capital extended to the Company.
Additional Material Information	Payable at a later date determined by management

Related Person/Entity	Christopher Eric Anthony
Relationship to the Company	Co-Founder of the Company
Total amount of money involved	$500
Benefits or compensation received by related person	None beyond those received by the Company.
Benefits or compensation received by Company	Funds for operating capital
Description of the transaction	Working capital extended to the Company.
Additional Material Information	Payable at a later date determined by management

Related Person/Entity	Isaac Anthony
Relationship to the Company	Co-Founder of the Company
Total amount of money involved	$500
Benefits or compensation received by related person	None beyond those received by the Company.
Benefits or compensation received by Company	Funds for operating capital
Description of the transaction	Working capital extended to the Company.
Additional Material Information	Payable at a later date determined by management

Related Person/Entity	Howard Nelson
Relationship to the Company	Co-Founder of the Company
Total amount of money involved	$500
Benefits or compensation received by related person	None beyond those received by the Company.
Benefits or compensation received by Company	Funds for operating capital
Description of the transaction	Working capital extended to the Company.
Additional Material Information	Payable at a later date determined by management

Related Person/Entity	Alex Dolgopolsky
Relationship to the Company	Co-Founder of the Company
Total amount of money involved	$500
Benefits or compensation received by related person	None beyond those received by the Company.
Benefits or compensation received by Company	Funds for operating capital
Description of the transaction	Working capital extended to the Company.
Additional Material Information	Payable at a later date determined by management

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Howard Nelson
_____
(Signature)

Howard Nelson
_____
(Name)

President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Howard Nelson
_____
(Signature)

Howard Nelson
_____
(Name)

President
_____
(Title)

10/20/2020
_____
(Date)

I, Howard Nelson, being the founder of IPD Products, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of May 12, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the period since inception to May 12, 2020, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company was not required to file taxes for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Howard Nelson
(Signature)

Howard Nelson
(Name)

President
(Title)

10/20/2020
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Notes
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT A

Financial Statements

IPD PRODUCTS, INC.

Reviewed Financial Statements From February 28, 2020 (Inception) to May 12, 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
IPD Products, Inc.
Midlothian, TX

We have reviewed the accompanying financial statements of IPD Products, Inc. (a corporation), which comprise the balance sheet as of May 12, 2020, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 9, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

IPD Products, Inc. ("the Company") is a corporation organized under the laws of Texas. The Company operates as a manufacturer and seller of air purifiers.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company is currently operating in a pre-revenue phase with a sustained net loss of $2,836.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through June 2, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising

The Company records advertising expenses in the year incurred.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of a licensing agreement between the company and Drexel University to market and sell products using the college's patented technology. The asset is listed at the cost which has been valued at $95,000 incurred by the company for all legal fees associated in making this agreement. This asset will be tested for impairment in the years to come.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the period ended May 12, 2020, cumulative losses through December 31, 2019, and no history of generating taxable income.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of May 12, 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amount $2,836, which may be carried forward.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the period ended May 12, 2020 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during the interim period ended on May12, 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Texas.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2020, the company issued a series of notes payable to Drexel University in exchange for cash for the purpose of funding the licensing agreement. ("the Current Portions Notes Payable and Notes Payable"). The notes do not accrue interest unless payments are made after the due dates outlined in the licensing agreement. If late payment does occur, a 1.5% annual interest rate will be applied to the outstanding balance until it is paid in full. Payment due dates are as follows,

4/30/2021 $15,000

4/30/2022 $30,000

In addition to the above stated due dates, the agreement in place also states that the Company will reimburse Drexel University for all legal fees and costs incurred by the university for implementing the agreement. These costs will start to be paid to the university in 2020 as they are incurred.

In 2020, the company issued a note payable to a related party in exchange for cash for the purpose of funding operations. ("the Related Party Note Payable"). This note does not accrue interest and it payable at a later date to be determined by management.

NOTE E- EQUITY

Under the Company's articles of incorporation, the Company authorized 1,000,000 shares Common Stock that carry no par value. The Company currently has no stock outstanding. Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 9, 2020, the date that the financial statements were available to be issued.

IPD PRODUCTS, INC
BALANCE SHEET
MAY 12, 2020
_____

ASSETS

CURRENT ASSETS

Cash	$	1,264
TOTAL CURRENT ASSETS		1,264

NON-CURRENT ASSETS

Intangible Assets	61,281
TOTAL NON-CURRENT ASSETS	61,281
TOTAL ASSETS	62,545

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Notes Payable - Current Portion	15,000
TOTAL CURRENT LIABILITIES	15,000

NON-CURRENT LIABILITIES

Notes Payable	46,281
Related Party Loan	4,100
TOTAL LIABILITIES	65,381

SHAREHOLDERS' EQUITY

Common Stock (1,000,000 shares authorized;	-
no shares issued; $0.00 par value)	
Retained Earnings (Deficit)	(2,836)
TOTAL SHAREHOLDERS' EQUITY	(2,836)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 62,545

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.   1

IPD PRODUCTS, INC
INCOME STATEMENT
REVIEWED FINANCIAL STATEMENTS FROM FEBRUARY 28, 2020 (INCEPTION) TO MAY 12, 2020

Operating Expense	
General & Administrative	2,836
	2,836
Net Income from Operations	(2,836)
Net Loss	$ (2,836)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

IPD PRODUCTS, INC
STATEMENT OF CASH FLOWS
REVIEWED FINANCIAL STATEMENTS FROM FEBRUARY 28, 2020 (INCEPTION) TO MAY 12, 2020
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(2,836)
Change in Accounts Payable		
Net Cash Flows From Operating Activities		(2,836)
Cash Flows From Investing Activities		
Acquisition of Intangible Asset		(61,281)
Net Cash Flows From Investing Activities		(61,281)
Cash Flows From Financing Activities		
Draws on Related Party Loan		4,100
Issuance of Note Payable		61,281
Net Cash Flows From Financing Activities		65,381
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		1,264
Cash at End of Period	$	1,264

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

IPD PRODUCTS, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
REVIEWED FINANCIAL STATEMENTS FROM FEBRUARY 28, 2020 (INCEPTION) TO MAY 12, 2020

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number	Amount	Number	Amount			
Balance at Inception		$ -		$ -	$ -	$ -	$ -
Issuance of Stock				-	-		-
Net Income							(2,836)
Balance at May 12, 2020	-	$ -	-	$ -	$ -	$ -	(2,836)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

4

EXHIBIT B

Company Summary



MicroVentures



Company: IPD Products

Market: Air Sterilization

Product: Ionic Plague Destroyer Air Sterilizer

Company Highlights

- Plans to launch the Ionic Plague Destroyer in Q4 2020, an air sterilizer designed to combat airborne pathogens, such as SARS-CoV-2, the virus responsible for COVID-19, in indoor environments
- Licensed patent from Drexel University that covers methods for air disinfection and sterilization
- Founding team has extensive experience commercializing technology for organizations like Pfizer and Bristol Myers Squibb, as well as building out robust patent portfolios[i][ii]
- In 2021, the company hopes to expand its product line to include integrations with HVAC systems and PPE

EXECUTIVE SNAPSHOT

Founded in February 2020, IPD Products has designed an air sterilization product – the Ionic Plague Destroyer – that is engineered to remove pathogens from the air and create healthy, safe, and clean indoor environments. While the company was formed less than six months ago, it has secured a licensing agreement for a patent that covers methods for air disinfection and sterilization.

Looking ahead, IPD Products hopes its product will serve as an important tool to help combat transmission of the novel coronavirus indoors. The company is raising its first round of capital to ramp up manufacturing and production in anticipation of a launch in Q4.



PERKS

Investors that purchase the first 350,000 Crowd Notes, and thereby fund the first $350,000, will receive Crowd Notes with a conversion provision based on a $3.5 million valuation cap instead of a $5 million valuation cap. That means, in connection with equity financing of at least $1 million, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $3.5 million valuation cap (instead of $5 million).



Opportunity

The COVID-19 pandemic has dramatically affected countries and people around the globe. As of late July 2020, there are over 15 million confirmed cases globally, including nearly 4 million in the U.S.[iii] The virus is impacting numerous parts of individuals' daily lives, as well as hospitals, employment, businesses, and so much more.[iv] In social environments, many Americans are uncomfortable going to a party, eating at a restaurant, going to the grocery store, or going to the polls to vote.[v]

Given the far-reaching impacts of COVID-19, scientists and healthcare officials are searching for treatments and best practices to slow the spread of the virus. One such area of exploration has been the differences in transmission between indoor and outdoor environments. One study found that in a confined setting, droplets containing viral particles can remain afloat for 8 to 14 minutes, and smaller viral particles may remain adrift even longer. Confined spaces with limited air circulation are more likely to transmit the virus than outdoor areas with air currents.[vi]

With many believing that the virus is more easily spread indoors, some air quality and virology experts have offered their opinion on air purifiers and if they can aid in creating clean, safe indoor environments. While no definitive conclusions have been met, some airborne disease transmission experts believe that in theory, air purifiers could potentially help in reducing transmission.[vii] It's important to note, however, that an air cleaner alone cannot offer full protection from virus transmission.[viii]

IPD Products hopes to help businesses and consumers create safer indoor environments with its first air sterilization product, the Ionic Plague Destroyer. The device uses PlasmaFence™ technology to eliminate pathogens, rather than simply filtering them. IPD Products believes that retail, healthcare, office, and home environments could benefit from its air sterilization technology and hopes that the Ionic Plague Destroyer will help provide staff and patrons a regained sense of confidence within indoor environments.

Product

IPD Products invents, designs, and develops air sterilization systems for health and safety conscious businesses and consumers. IPD Products' standalone unit – the Ionic Plague Destroyer – is its flagship product, with the company intending to build out product functionality for HVAC (heating, ventilation, and air conditioning) and PPE (personal protective equipment) integrations in the future.

Ionic Plague Destroyer

The Ionic Plague Destroyer is an air purifier that is engineered to rapidly sterilize the air in places where face-to-face communication occurs. The company has developed two models, the IPD 100 and the IPD 600. The IPD 100 is more suitable for in-home, personal space use, while the IPD 600 is designed to purify larger areas, like a conference room. Both products require no additional filters and are easily portable, with a sleek, silver, and modern aesthetic.







Both units are equipped with many features, including:



USB Port Access for Convenience



Omnidirectional



Low Fan Noise



Plugs into Commonplace Outlets

IPD's products leverage the company's PlasmaFence™ technology to sterilize the surrounding environments. The company believes that air sterilization is superior to air purification, as sterilization focuses on killing pathogens, rather than just containing and storing them. The PlasmaFence™ doesn't require routine intervention, such as filter replacement.





The PlasmaFence™ is designed to employ six plasma modalities in synergy to destroy the airborne pathogens:



- Electric field
- Ions
- Radicals
- Ozone
- Ultraviolet Light
- Localized Temperature Increase

Intellectual Property and Technology Report

The PlasmaFence™ technology is supported by patented technology that IPD Products' Chief Science Officer, Alexander Gutsol co-invented. The patent, *Methods and Device for Air Disinfection and Sterilization,* describes a method for decontaminating bioaerosols with high concentrations of bacterial, viral, spore, and other airborne microorganisms or biological contaminants, in flight at high flow rates. Further, the patent discusses how the technology could be especially beneficial in containing airborne pandemic threats through sterilizing spaces likes hospitals, pharmaceutical plants, and manufacturing facilities. The U.S. patent number is 8,334,422.

IPD Products began licensing this patent from Drexel University, the patent assignee, in April 2020. The licensing agreement is subject to the company hitting various diligence events, relating to raising outside capital, commercial product release, and sales targets. For further information on the company's licensing agreement, please refer to the Form C.

IPD Products' co-founder Alexander Gutsol co-authored a paper on the PlasmaFence™ technology entitled "Rapid Inactivation of Airborne Bacteria Using Atmospheric Pressure Dielectric Barrier Grating Discharge" that published the results of a study indicating reductions in *E. coli* bacteria after plasma treatment.

Use of Proceeds

IPD Products aims to raise a minimum of $25,000 and up to $1.07 million in the offering. The company plans to allocate funds towards:



Intermediary Fees (5%)	Product Development (23%)	General Working Capital (72%)
The company intends to allocate about 5% of the funds from this raise towards intermediary fees related to the campaign.	Approximately 23% of the capital raised in this offering will be earmarked for product development costs for the Ionic Plague Destroyer.	The remaining funds – 72% – from this raise will be used for general working capital, which includes functions such as: • Parts and inventory • Operations Workforce • Administrative Costs • Legal Fees • Utilities





Use of Proceeds: Minimum Raised ($25k)
$1,250
$5,750
$18,000
Intermediary Fees
Product Development
General Working Capital

Use of Proceeds: Maximum Raised ($1.07m)
$53,500
$243,500
$773,000
Intermediary Fees
Product Development
General Working Capital

Product Roadmap

The company is focused on manufacturing and distributing its Ionic Plague Destroyer product for the remainder of 2020. The company hopes to begin shipping in Q4 after closing this funding round. In the future, IPD Products foresees at least three additional product milestones on its roadmap:

Milestone	Integration with HVAC Systems
Description	By integrating with HVAC systems, the company hopes to reach a wider distribution channel – HVAC systems are commonplace in buildings – and have its technology improve air quality through a building's established HVAC system.

Milestone	Integration with PPE Equipment
Description	IPD Products also wants to integrate its technology into PPE, with the goal of purifying air and protecting the individuals who wear it often, such as healthcare workers.




Business Model

IPD Products intends to generate revenue through the sale of its air sterilization systems directly to businesses and individual consumers. The company believes its product is applicable to any type of indoor business where air sterilization can help promote a healthy environment – hospitals, office settings, retail stores, and more. On the consumer side, IPD is targeting health-conscious buyers.

The company plans to sell its product to businesses through sales representatives, as well as a direct online sales channel. For its B2C sales, the company will focus on its own online sales channel, as well as selling through channel partners that have large distribution, like Lowes, Home Depot, etc. The company is primarily targeting the U.S. to start but hopes to sell its product globally shortly after product launch.

IPD Products intends to sell the Ionic Plague Destroyer at $1,000 per unit. Per IPD's licensing agreement with Drexel, the company will pay to Drexel each quarter a royalty equal to 2.5% of the corresponding net sales for the quarter.

HISTORICAL FINANCIALS

Since incorporating in late February 2020, IPD Products has not generated any revenue. The company is focusing on finalizing the development for its IPD 100 and IPD 600 products and then manufacturing units. The company plans to sell its product at $1,000 per unit. Since inception, IPD Products has incurred approximately $4,400 in expenses through July 2020. Expenses have all been allocated towards general and administrative functions like fees related to incorporating the company, creating a website, setting up software and bank accounts, and other functions. From late February to July 2020, IPD Products has experienced a net loss of $4,400. Currently, the company has over $505 in cash assets, with the founders financially supporting the company until the conclusion of this raise.



COVID-19

The novel coronavirus outbreak has impacted the entire world. The World Health Organization (WHO) declared COVID-19 a pandemic in March of 2020,[ix] and scientists and healthcare workers globally have quickly begun exploring potential treatments and actions to slow the spread of the virus. Every day, scientists are learning more about the virus; however, recent studies have found that there are significant differences between how the virus spreads in indoor and outdoor settings. One such study found that in a confined, lab setting droplets containing viral particles can remain afloat for 8 to 14 minutes, and smaller viral particles may remain adrift even longer. Confined spaces with limited air circulation are more likely to transmit the virus than outdoor areas with air currents.[x]

While consensus is still being formed, Consumer Reports spoke with air quality and virology experts and found that air purifiers could be worthwhile in specific scenarios. Related to the current pandemic, Linsey Marr, an environmental engineer and professor at Virginia Tech who specializes in airborne disease transmission, air quality, and nanotechnology, had this to say: "In theory, if an air purifier removes viruses from the air, it reduces concentrations in the room and thus reduces the potential for exposure. So, there is a mechanistic reason to think that air purifiers could help reduce transmission."[xi] It's important to note, however, that an air cleaner alone cannot offer full protection from virus transmission.[xii]

Air Purifier Market

Grandview Research estimates that the global air purifier market was $8.04 billion in 2019 and is projected to grow at a compound annual growth rate of 10.8% through 2027. The research firm anticipates that market growth is expected to be driven by rising pollution levels in urban areas and a higher prevalence of airborne diseases. Urban youth are expected to contribute to this growth given the group's importance on health awareness. North America holds the largest regional market share, with the area expected to continue to hold that position moving forward. The Asia Pacific region is expected to grow the fastest during the forecast period due to rising industrialization and urbanization.[xiii]

The air purification market can be segmented into commercial, residential, and industrial applications. The commercial application is the largest segment at a 71% market share. Grandview Research reports that the commercial segment is expected to see increased demand for air purification products in office spaces and education institutions. Additional commercial applications include hospitals, hotels, movie theatres, malls, and other recreational facilities. [xiv]

HVAC Equipment

IPD Products hopes to expand its product into HVAC integrations in 2021. Grandview Research reported that the global HVAC systems market was valued at $130.5 billion in 2019 and is forecast to grow at a 6.1% CAGR from 2020 to 2027. Government programs and initiatives that promote energy-efficient HVAC systems are a prominent factor that can partly explain projected market growth. The research firm segments HVAC systems into three categories: heating, ventilation, and cooling. The ventilation systems are responsible for removing excess humidity, odors, pollutants, and other containments within an indoor area. Grandview Research reports that these systems are the most energy-efficient and cost-effective method to reduce temperature and improve indoor air quality.[xv]


Respiratory Protective Equipment

The global respiratory protective equipment (RPE) market size was estimated at $6.62 billion in 2019, with Grandview Research forecasting the market to expand at a 9.4% CAGR from 2020 to 2027. Demand is expected to be spurred by a rising prevalence of infectious biological hazards like SARS, Ebola, and MERS. Additionally, due to the COVID-19 pandemic, there is a growing demand for personal protective equipment (PPE), including RPE. North America represented nearly 40% of global revenue in 2019, with factors like stringent safety regulations and rising employee awareness towards personal safety driving demand.[xvi] IPD Products anticipates entering this market with an integration for PPE in 2021.

COMPETITORS

Molekule: Silicon Valley-based Molekule develops a range of air purifiers for business and personal use. The company uses photo electrochemical oxidation, its proprietary technology, in all of its purifiers to filter the air. The company reports that this technology uses free radicals to break down pollutants at a molecular level, with the purifiers using multiple intakes and filters to get rid of mold, bacteria, and allergens.[xvii] Molekule sells three models of air purifiers for consumers and business. The Molekule Air Mini + ($499) and the Molekule Air ($799) are the company's the consumer-facing product for use in the home.[xviii] The Molekule Air Pro RX is the company's largest unit and is designed for environments over 600 square feet, like operating rooms, isolation units, emergency departments, and other commercial areas. Purchasers can request a pricing quote from the company directly.[xix] In February 2020, the company announced a $58 million Series C round, bringing its total funding to $96 million.[xx]

Winix (KOSDAQ: 044340): Founded in 1973, Winix is a multi-national company that sells air purifiers, dehumidifiers, and other filters. The company is headquartered in South Korea but has European and American divisions. Currently, the company has twelve air purifier models, with most designed to be used in either "large" or "medium" sized rooms.[xxi] The Winix XQ is the company's most robust and expensive product at $1,099, with this air purifier designed for rooms up to 698 square feet. This device uses the company's four stage filtration process, which includes the patented Plasmawave technology, which is designed to neutralize the particles at the molecular level.[xxii] In 2019, the company earned ₩386 billion (South Korean won) in revenue,[xxiii] which is approximately $317 million USD.

Novaerus: Chicago-based Novaerus aims to improve air quality through the application of plasma-based, airborne pathogen control technology. Novaerus' patented atmospheric plasma discharge is comprised of electrons and ions that are engineered to destroy microorganisms. The company offers three product models, with the free-standing, portal Defend 1050 unit designed for large, high-risk spaces.[xxiv] Novaerus believes the Defend 1050 is best suited for senior living facilities, patient wards, schools, and emergency rooms, among other similar types of environments. Interested customers can purchase a Novaerus unit from a representative within their geographic region.[xxv] The company's last announced funding round was in November 2014, when it raised $10 million from Polaris Partners, Fidelity Biosciences, and Oyster Capital Partners.[xxvi]



Dyson: Dyson designs and manufactures household appliances like vacuum cleaners, air purifiers, dryers, lights, and more. The company sells multiple product lines of that are designed either as air purifier and humidifiers or air purifier and heater combinations. The TP06 is the company's most expensive air purifier at $649, which uses Cryptomic technology to destroy formaldehyde through carbon filtration processes.[xxvii] In 2018, Dyson generated $1.4 billion in revenue for the year across all product lines. Revenue from the air purifier and filtration business unit was not reported.[xxviii]

EXECUTIVE TEAM



Howard Nelson, President: Howard has spent his career specializing in commercializing new products and new technologies in the healthcare, software, and chemical processes industries. Howard has previous high-level experience at startups, including founding Origin, LDS Technology Consultants, and Red Shift Energy, as well as large corporation experience like Bristol-Myers Squibb, Honeywell, and Pfizer. Howard earned his MBA from Tulane University and his BA from Princeton University in Economics.



C. Eric Anthony, JD, Counsel and Head of Human Resources: Eric has extensive experience as a founder and attorney. Eric was a co-founder at three organizations; LDS Technology Consultants, Red Shift Energy, and Origin. Additionally, he has owned and operated his own legal practice for 23 years where he advises and consults business on their formation and operation. Eric earned a BS in accounting from Southwest Texas State University in 1993 and a Juris Doctorate from St. Mary's University in 1996. He was admitted to the State Bar of Texas in 1996.



Alexander Gutsol, PhD, Chief Science Officer: Alexander is the inventor of the patent that IPD Products is licensing from Drexel University, and he serves as the science lead at the company. He is the co-founder of the Drexel Plasma Research Institute and an inventor to dozens of patents.[xxix] Additionally, Alexander previously spent nearly a decade as a technical lead and principal scientist at Chevron. He earned his PhD in Physics and Mathematics from the Moscow Institute of Physics and Technology.



MicroVentures



Sharon R. Naismith, Chief Financial Officer: Sherry has a wealth of experience in financial systems, public account, audit, and regulatory filings. She has worked for the regional accounting firm King, Griffin and Adamson, and before that with Coopers and Lybrand. Sherry has a BBA from Texas A&M Mays Business School and earned her CPA in 1993.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $1,070,000
Discount Rate: 20%
Valuation Cap: $3.5 million or $5 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $3.5 million or $5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

RISKS

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,



- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://patents.justia.com/inventor/alexander-f-gutsol

[ii] https://patents.justia.com/inventor/howard-nelson

[iii] https://coronavirus.jhu.edu/map.html

[iv] https://www.cnn.com/2020/04/20/health/coronavirus-impact-by-the-numbers-trnd/index.html

[v] https://www.pewsocialtrends.org/2020/03/30/most-americans-say-coronavirus-outbreak-has-impacted-their-lives/

[vi] https://www.health.harvard.edu/diseases-and-conditions/coronavirus-resource-center

[vii] https://www.consumerreports.org/air-purifiers/what-to-know-about-air-purifiers-and-coronavirus/

[viii] https://www.epa.gov/coronavirus/will-air-cleaner-or-air-purifier-help-protect-me-and-my-family-covid-19-my-home

[ix] https://www.cdc.gov/nchs/data/icd/Announcement-New-ICD-code-for-coronavirus-3-18-2020.pdf

[x] https://www.health.harvard.edu/diseases-and-conditions/coronavirus-resource-center



xi https://www.consumerreports.org/air-purifiers/what-to-know-about-air-purifiers-and-coronavirus/

xii https://www.epa.gov/coronavirus/will-air-cleaner-or-air-purifier-help-protect-me-and-my-family-covid-19-my-home

xiii https://www.grandviewresearch.com/industry-analysis/air-purifier-market

xiv https://www.grandviewresearch.com/industry-analysis/air-purifier-market

xv https://www.grandviewresearch.com/industry-analysis/hvac-equipment-industry

xvi https://www.grandviewresearch.com/industry-analysis/respiratory-protective-equipment-market

xvii https://molekule.com/technology

xviii https://molekule.com/air-purifiers

xix https://molekule.com/air-purifier-pro-rx

xx https://news.crunchbase.com/news/molekule-raises-58m-series-c/

xxi https://winixamerica.com/product-category/air-purifiers/

xxii https://winixamerica.com/product/xq/

xxiii https://www.wsj.com/market-data/quotes/KR/044340/financials/annual/income-statement

xxiv https://www.novaerus.com/how-it-works

xxv https://www.novaerus.com/products

xxvi https://www.businesswire.com/news/home/20141119005210/en/Novaerus-Reaches-Key-Milestone-New-Funding-Polaris

xxvii https://www.dyson.com/purifiers/dyson-pure-cool-cryptomic-gunmetal-bronze.html

xxviii https://www.bloomberg.com/news/articles/2019-01-22/dyson-tops-list-of-richest-brits-on-vacuum-maker-s-record-profit

xxix https://patents.justia.com/inventor/alexander-f-gutsol

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE
SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN
REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY
STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON
THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND
SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE
LOSS OF THEIR ENTIRE INVESTMENT.

IPD Products, Inc.
3609 Cropsey Ct, Midlothian, TX 76065

Ladies and Gentlemen:

The undersigned understands that IPD Products, Inc., a Corporation organized under the laws of
Texas (the "Company"), is offering up to $1,070,000.00 of Crowd Note (the
"Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A,
dated October 20, 2020 (the "Form C/A"). The undersigned further understands that the
Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF
under the JOBS Act of 2012 and without registration of the Securities under the Securities Act
of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A,
the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page
hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as
described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject
to restrictions on transfer as set forth in this subscription agreement (the "Subscription
Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the
Company shall have the sole right, at its complete discretion, to accept or reject this subscription,
in whole or in part, for any reason and that the same shall be deemed to be accepted by the
Company only when it is signed by a duly authorized officer of the Company and delivered to the
undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in
the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take
place at 11:59pm Pacific Standard time on January 11, 2021, or at such other time and place as
the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and
Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other
means approved by the Company at least two days prior to the Closing, in the amount as set forth
on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the
Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Texas, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene

any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii.   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii.   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv.   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely

transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Texas, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	3609 Cropsey Ct, Midlothian, TX 76065 Attention: Howard Nelson
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

IPD Products, Inc.
By_____ Name: Title:

EXHIBIT D

Crowd Notes

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

IPD Products Inc.

CROWD NOTE

FOR VALUE RECEIVED, IPD Products Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap"** is $3.5 million

The "**Discount**" is 20%

The "**Offering End Date**" is January 11, 2021.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $1,070,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the

liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

       i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

       ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company,

or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Texas as applied to other instruments made by Texas residents to be performed entirely within the state of Texas, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum is reached on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State where the Company's principal business office is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party

may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

IPD Products Inc.

CROWD NOTE

FOR VALUE RECEIVED, IPD Products Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap"** is $5 million

The "**Discount**" is 20%

The "**Offering End Date**" is January 11, 2021.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $1,070,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the

liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

       i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

       ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company,

or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Texas as applied to other instruments made by Texas residents to be performed entirely within the state of Texas, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum is reached on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State where the Company's principal business office is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party

may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E

Pitch Deck



GOAL: AIR STERILIZATION IN THE AGE OF PANDEMICS

IPD Products

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Life happens in **busy, crowded places**
like offices, hospitals, and stores.

  

IPD Products



We believe the definition of a clean, safe, working, eating, healthcare, or shopping environment includes **air that is free from pathogens.**

IPD Products

Introducing the Ionic Plague Destroyer™



Designed to rapidly **eliminate** airborne pathogens in places where **face-to-face communication** is taking place.

Suitable for **in-home** or **office** use.

Portable and aesthetically acceptable.

No filters required.

IPD Products

Ionic Plague Destroyer™ **Personal Defense**



IPD 100

Engineered to continuously eliminate airborne pathogens in a **personal work environment.**



IPD 600

Engineered to continuously eliminate airborne pathogens in a **small conference room** or **larger office.**

 USB Ports for convenience

 Omnidirectional

 Very low fan noise

 Plugs into regular outlet

IPD Products

Our Differentiated Plasmafence™ Technology



Patented[†] **Plasmafence™** technology forms a dense, cold plasma screen engineered to **kill any pathogen** in flight instantaneously.

[†] U.S. 8,334,422 B2 and EU EP2051741A2 patents granted. We plan on filing additional intellectual property in the future.

IPD Products



USAMRA



MRDC



Plasmafence™ technology was developed with support from a 2006 grant by the **U.S. Army Medical Research Acquisition**, the procurement arm of the Medical Research and Development Command, seeking methods to counter bioterrorism.

IPD Products

The Value of Air Sterilization





We believe that air **sterilization** is superior to air **purification**. We think that killing pathogens through air sterilization is better than storing them for later like through air purification.

Conventional filters can degrade and require replacement,[1] potentially requiring human handling of biohazardous waste in certain instances (i.e. hospital settings).

We have designed **Plasmafence**™ to mitigate degradation or the need for routine human intervention.

1. https://www.hvac.com/faq/happens-air-filters-not-changed-indicator-light-comes/

IPD Products

Plasmafence™ employs **six plasma modalities**
in synergy to destroy pathogens



- Electric Field
- Ions
- Radicals
- Ozone
- Ultraviolet Light
- Localized Temperature Increase

IPD Products

How is this Superior to UV Treatment?

"There's only one type of UV that can reliably inactivate COVID-19"
– short wavelength UVC – "and it's extremely dangerous.
You would literally be frying people!" – BBC[1]



Devices that use **UV lights are ineffective**, and pathogens must be exposed to them for many seconds.[2]

To use UVC safely requires specialist equipment and training, so **UVC cannot be used** while human beings are present.[3]

1. https://www.bbc.com/future/article/20200327-can-you-kill-coronavirus-with-uv-light
2. https://www.cnn.com/2020/04/25/health/uv-coronavirus-lamps/index.html
3. https://medicalxpress.com/news/2020-05-ultraviolet-bright-future-covid-.html

IPD Products

CALL TO ACTION

We believe the **Ionic Plague Destroyer**™, which incorporates **Plasmafence**™ technology, can be brought to market in **2020,** and we plan on using funds from this raise towards doing that.

IPD Products

TEAM + TRACK RECORD

IPD Products



HOWARD NELSON, MBA
President

Serial entrepreneur | Executive experience at multiple startup and development-stage companies | Founded biotech company, Origin, Inc.



ERIC ANTHONY, JD
Chief Counsel and Human Resources

Co-Founder of multiple technology companies | Independent counsel specializing in corporate law



ALEXANDER GUTSOL, PhD
Inventor

Co-Founder of the Drexel Plasma Institute | Former technical team leader at Chevron | Co-inventor on 43 US patents[1] | Author of 100+ peer-reviewed publications[2]



SHARON R. NAISMITH, CPA
Chief Financial Officer

Audit and SEC specialist for King Griffin and Adamson | Audit and SEC specialist for Coopers and Lybrand

1. *https://patents.justia.com/inventor/alexander-f-gutsol*
2. *https://scholar.google.com/citations?user=VFgIJZUAAAAJ&hl=en*

IPD Products

MARKET OPPORTUNITY

IPD Products

Initial Target Market – **Air Purifiers**

**$8.04 billion global
market in 2019**



U.S. air purifier market size, by technology, 2016 - 2027 (USD Billion)

Source: www.grandviewresearch.com

https://www.grandviewresearch.com/industry-analysis/air-purifier-market

IPD Products

Perceived Growth Opportunities



Scale up – **larger capacity** standalone units



Integrate with **HVAC** systems



Integrate with **personal protective equipment**

IPD Products

Growth Opportunity – **HVAC**

$130.5 billion global market in 2019



North America HVAC systems market size, by product, 2016 - 2027 (USD Billion)

25.2 26.2

2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027

■ Heating ■ Ventilation ■ Cooling

Source: www.grandviewresearch.com

https://www.grandviewresearch.com/industry-analysis/hvac-equipment-industry

IPD Products

Growth Opportunity – **Respiratory Protective Equipment**

**$6.62 billion global
market in 2019**



U.S. respiratory protective equipment market size, by product, 2016 - 2027 (USD Billion)

1.85   1.96

2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027

■ Air Purifying Respirator   ■ Supplied Air Respirator

Source: www.grandviewresearch.com

https://www.grandviewresearch.com/industry-analysis/respiratory-protective-equipment-market

IPD Products

GO-TO-MARKET STRATEGY

IPD Products

Our Go-to-Market Strategy

DIFFERENTIATION — 100% air sterilization at mid-market price ($1,000)
No filters to replace. Unique 6-factor plasma fence.

PERCEIVED KEY VALUE PROPS — Affordable room air sterilization
Protection from airborne pathogens
Ensuring a safe environment in must-go locations

GEOGRAPHIC — US (primary) | Europe | Asia Pacific

DEMOGRAPHIC — Home | Office | Clinic | Classroom | Hotel | Restaurant

PSYCHOGRAPHIC — Health Concerned | Must-Have to Resume Operations

CHANNELS — B2B (first) | Direct + Online Sales
B2C (later) | Online + Channel Partners (e.g. Lowes)

IPD Products

Our Go-to-Market Strategy Cont'd

DIRECT SALES   Our primary targets will be places where people need to meet:
                          in homes, medical offices, office complexes, educational
                          facilities, restaurants

ONLINE SALES   We plan to leverage existing marketplaces (e.g. Amazon)
                          We hope to promote via influencer sites (e.g. Wirecutter)
                          We aim to employ a capital efficient digital marketing strategy

CHANNEL PARTNERS   We plan to approach potential channel partners through
                          management team and investor networks
                          (e.g. Lowes, Home Depot, Office Depot, Best Buy)
                          We plan to hire experienced B2C sales executive later

IPD Products

External Product Testing

EFFICACY   Performance validation testing with proxy viruses to
                    be scheduled at confidential certified laboratory

RELIABILITY   Extended operating tests in progress at in-house
                    development facility

CERTIFICATION   Contract manufacturer is ISO and military certified
                    Plan to seek UL certification once in production
                    Plan to register with FDA

IPD Products

24

Product Roadmap - Scaling Up to HVAC + Scaling Down to PPE



© 2020 IPD Products

IPD Products

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

Script
Welcome to IPD Products.
People around the world are concerned about how to return to a normal life in a responsible way.
When you need to interact with other people in offices, clinics, classrooms, or restaurants, how can you protect yourself and others from respiratory transmitting diseases like COVID-19?
When someone who is sick exhales, coughs, or sneezes, they expel pathogens into the air.
It is unclear how effective masks are, even with social distancing. And they can fail to prevent the surrounding space from contamination.
Filter-based devices currently on the market can reduce transmission of disease, but there is a debate as to what extent.
We want to <u>kill</u> viruses and other pathogens.
We also want safe technology that actively kills pathogens while we are in the room.

Script
Our technology was developed to kill airborne pathogens: The IONIC PLAGUE DESTROYER™ with its patented PlasmaFence™ system.
The PlasmaFence™ technology produces a dense plasma screen engineered to kill pathogens in flight, <u>instantaneously</u>. The screen applies six different modalities <u>simultaneously</u>: • An Electric Field • Ions • Radicals • Ozone • Ultraviolet light • and Localized Temperature Increase
The Plasmafence™ Technology <u>was </u>developed by Drexel Plasma Institute, to help the US Army combat bioterrorism.

Our current products are portable units for personal workspaces and small conference rooms.
Future products will work with HVAC systems for offices and homes, and PPE masks for maximum protection.
The IONIC PLAGUE DESTROYER™ was designed to provide the security we believe we all need.

Script
Click on the link below to get your own portable IONIC PLAGUE DESTROYER. Available in sizes suitable for personal workspaces, meeting rooms, waiting rooms, and restaurants.

You can also click on the link below to learn more about IPD Products. On behalf of the management of IPD Products, thank you. |

EXHIBIT G

Webinar Transcript

Brett:	Hi everybody, this is Brett Andrews with MicroVentures. Thank you all for joining us today for the webinar. Today we are going to be hearing from IPD Products. The developers of the Ionic Plaque Destroyer, an air sterilizer designed to combat airborne pathogens like SARS-CoV-2. We are joined today by their president Howard Nelson.
	Howard has spent his career specializing and commercializing new products and new technologies in the healthcare, software, and chemical processes industries. Howard has previous high level experience at startups including founding Origin, LDS Technology Consultants, and Redshift Energy. As well as large corporation experience like Bristol Myers Squibb, Honeywell and Pfizer.
	Howard earned his MBA from Tulane University and his BA from Princeton University in economics. We are also joined today by their counsel and head of Human Resources, Eric Anthony. Eric has extensive experience as a founder and attorney. Eric was a co-founder at three organizations, LDS Technology Consultants, Redshift Energy, and Origin.
	Additionally, he has owned and operated his own legal practice for 23 years, where he advises and consults business on their formation and operation. Eric earned a BS in accounting from Southwest Texas State University in 1993, and a juris doctorate from St. Mary's University in 1996. He was admitted to the State Bar of Texas in 1996 as well.
	We are also joined today by their Chief Scientific Officer, Alexander Gutsol. Alexander is the inventor of the patent that IPD Products is licensing from Drexel University, and he serves as the science lead at the company. He is the co-founder of Drexel Plasma Research Institute and an inventor to dozens of patents.
	Additionally, Alexander previously spent nearly a decade as a technical lead and principal scientist at Chevron. He earned his PhD in physics and mathematics from the Moscow Institute of Physics and Technology. Lastly, we are joined today by their Chief Financial Officer, Sherry Naismith. Sherry has a wealth of experience in financial systems, public accounting, audit and regulatory filings.
	She has worked for the regional accounting firm King, Griffin and Adamson, and before that with Coopers and Lybrand. Sherry has a BBA from Texas A&M Mays Business School, and earned her CPA in 1993. How are you guys doing today?
Howard:	We're doing great.
Brett:	Great. Good to hear. Well, thanks for joining us. And thanks for everybody who's listening in. Real quick, before we get started, just to let you know how the format of this is going to go. So the IPD team is going to spend about 10 or 15 minutes going through their presentation. Hopefully, you can all see the screen, which is the first slide of the pitch deck.
	You can feel free to comment and if you can't, for some reason, but I believe it should be showing. So they're going to spend a few minutes going through this. And during that presentation, we encourage you to send in questions. If you go over to your GoToWebinar control panel, there's several tabs; one is titled "Questions".

If you click there, you should see a window where you can submit them. Feel free to submit during the presentation as they won't interrupt the IPD team, they'll just go to me. And then when they're finished with the presentation, we'll go into Q&A and cover any questions that have been submitted, and then you can field any others that anyone might have. So with that guys, I'll let you take it away and introduce everyone to IPD Products.

Howard: So before we begin, I'm Howard Nelson, this is my voice. Eric, you want to say hello.

Eric: Hello, this is Eric Anthony.

Howard: Sasha.

Alexander: Hello, it's Alex Gutsol.

Howard: And Sherry.

Sharon: Good morning, this is Sherry Naismith.

Howard: I want to thank everybody for taking time out of your day to learn about IPD Products. We're really pleased to be here. And we want to thank MicroVentures for providing us the forum for us to interact. Our team is really pleased with the response so far from the investor community, and we want to thank the over 430 investors, the individual investors that have given their support so far.

There we go. We want to be able to move to back over to where we were before the pandemic. We want to make sure that we are protected and we're living our life the way we were intending to, before the pandemic started.

Our challenge is creating a clean and safe work environment, where we can go out interact with each other at the shopping mall, at the restaurants, at our doctors' offices, without fear that we're going to be coming in contact with somebody who is emitting pathogens. And airborne pathogens are our biggest challenge today.

We have created a product called the Ionic Plaque Destroyer. This takes the technology that was developed years ago by Dr. Gutsol and is turning it into a product that can rapidly sterilize the air, while people are face to face communicating. It's suitable for in home use or office use. It's portable, and there are no filters that are required to be able to serve us.

Our goal is to create a product that seamlessly intersects with the way we want to live. We know that units that we want to put out there that can protect us, need to provide the kind of security. We want to be able to identify it, but we also want to make sure that it works so that we don't have to notice it while it's working.

We've designed it so that it has low fan noise, has USB ports, and can plug into a regular outlet. This is a picture of the Ionic Plague Destroyer's PlasmaFence technology. Essentially, this is a dense fabric of millions of tiny lightning bolts, that interact seamlessly and instantaneously, killing anything that comes in contact with it.

It was originally developed by the U.S. Army, in response to an increasing prevalence of airborne pathogens. And most notably the anthrax challenge that presented itself in the early 2000s. Drexel Plasma Research Institute was assigned the opportunity to develop this, and Dr. Gutsol was one of its lead inventors and lead investigators.

We believe that air sterilization is superior to air purification. We believe that it's better to kill the pathogen when it comes in contact with the units that are designed to protect us, rather than to filter them and potentially create a future environmental or personal hazard, through its storage or interaction and its maintenance.

Our PlasmaFence technology does not degrade and does not require any routine intervention, minimizing the potential for infection or transmission. Our PlasmaFence kills in six different ways. The electric field essentially rips the pathogen apart, and localized temperature increase creates significant temperatures that can burn off some of the more complex molecules and turns them into things like water, carbon dioxide, et cetera.

Ions further damage the pathogen. Radicals can tear apart their membranes or protective protein shells. And the ozone can also significantly oxidize the external part of the pathogen, damaging its ability to attach itself to other living things. And the ultraviolet light interacts with the pathogen's DNA, potentially preventing it from replicating, or interfering with its ability to cause havoc within us.

All of these interact simultaneously and with synergy, in a very short period of time. Now, there's been a lot of interest in airborne pathogen treatments because of COVID-19. And there are a number of strategies to sterilize the air, but predominantly, these strategies don't allow people to be in the room with them at the same time.

UVA and UVB lamps are actually mostly ineffective, unless they are coming at surfaces from all different angles, which is very difficult to do. And most of the time it requires an extended period of time to send exposure, in order to be able to have a meaningful decrease in the amount of pathogens present.

More importantly, you can't be in the room with UVA or UVB lamps are in use, because of the potential carcinogenic results from exposure. There's also the potential for significant heat, and they can make the living space unusable while it's in operation. We've developed the Ionic Plaque Destroyer.

And we're going to be incorporating the PlasmaFence Technology into units that can be sold for use in the home and in public spaces like doctors' offices, waiting rooms, restaurants, classrooms, et cetera.

We intend to use the million dollars to go from where we are right now, which is pre-production prototyping into its final prototype. And we should be able with that raise, create inventory in advance of sale, and conduct certification and complete electronic testing. You can read about the MicroVentures crowd note on the website. I'll let Brett go through what that crowd note entails.

He can provide that information. We could go at that during the question and answer session later. Our team has been together for a number of years. I've been with Eric and the rest of the team for about 11 years. Dr. Gutsol joined us in 2017 after leaving Chevron. We formed a number of companies; this one was specifically designed to pursue and commercialize this technology.

The market opportunity, this is from 2019, before the pandemic or the projections for the pandemic, were available to us. We believe that this growth rate is lower than what it is right now due to the interest in room sterilization. We believe that because there isn't a big market for it, or currently no products that we're aware of that are in room sterilizers, that our primary competition is going to be with air purification.

And that's from where we will derive most of our competitors. Our growth opportunities are with personal protection equipment and HVAC Systems. Our technology is capable of scaling down, so that it can be made smaller to integrate with PPEs such as masks that you see on the screen. But it can be scaled up fairly easily to integrate with HVAC systems.

The HVAC market is rather significant it's $200 billion. And we believe that there is a place for us in entities where there's… our individual units may not have coverage necessary to address the needs of these large open spaces. The RPE market, the personal protection equipment market, is about $2.4 billion, but that is also growing fairly substantially.

Healthcare workers and people who are coming in contact with the general public are increasing their desire to have better protection, and our units can be made smaller to fit into that category. Our go to market strategy is fairly simple. We believe that we are a one of a kind product, that we are vastly different from any other product on the market, because of our ability to sterilize while people are in the room.

And we believe that we should be able to get a premium for that product. We're trying to target at this point to be somewhere around $1,000, but we're working with pricing and the consultants to hone down on that. We believe that our ability to affordably sterilize the air in a room and protect against airborne pathogens, and ensure a safe environment for most of the locations, is a particular strategic advantage that we have against the other competitive products, like filters.

And we intend to compete globally. Our primary market is the United States and we intend to launch products in Europe and Asian Pacific, shortly after our launch in the United States. Our initial beachhead markets will be for offices, clinics, classrooms, hotels, and restaurants where people have to go and interact.

And we want to be able to provide products that can offer comfort and assurance to customers and clients, that they are being offered the best protection possible. Our psychographic is essentially people who are health concerned, and have to have interaction with customers, face to face interaction with customers, in order to resume normal operations.

Our initial channels will be B2B, will be direct selling, and through online and direct sales to restaurants, doctors' offices, dentists, and educational institutions. And we will later add on a B2C, where individuals can purchase it separately. Our primary targets for direct sales will be for medical offices and office complexes and restaurants, where people need to feel safe when they're interacting.

We will leverage online sales in existing marketplaces like Amazon, and we'll be using reviewing sites and influencers like Wirecutter to be able to differentiate ourselves, and create the digital buzz around our product offerings. And this is intended to be capital efficient. We want to be able to get product more directly to people, and ultimately partner with brick and mortar operations, to be able to sell directly to consumers.

Our channel partners, eventually, like Lowe's, Home Depot, Office Depot, will come after our initial B2B program has been initiated. For external testing, we will perform validation testing with proxy viruses and COVID-19. We've already established relationships with a number of different laboratories, and we are working with them to finalize the protocols, and we should be able to have results as soon as those tests are initiated.

We will have reliability testing and electronic certification. And we will register all our products with FDA, to comply with all of the regulations that are required for this type of product. Our product roadmap is fairly straightforward. We're going to be launching our commercial product IPD 100 and 600 in the next several months, and we will continue biological testing.

And we will start our development program for HVAC as soon as those products are launched. We will begin PPE, our PPE program as soon as we've finished with our HVAC prototyping. PPEs have a longer development profile, because of the FDA oversight. And we should be able to have prototype testing within the timeframe outlined here.

I want to thank you all for listening to our current program. I want to be able to take any kind of questions you have for us. Hopefully you guys will want to know more from Sasha and Sherry about our programs. And I'm going to pass it back to Brett for the next set of programs.

Brett: Great, thanks. Thanks, Howard. That was super helpful there. We did have a few people who joined late. So if you missed the introduction, I just want to let you know that you can feel free to submit questions under the Questions tab on your GoToWebinar control panel, and we'll make sure that we try and get those answered.

So I guess first, you touched on this briefly at a couple points, but could you elaborate a little bit on where the current development of the product is, maybe as it relates to both the PlasmaFence and the Ionic Plaque Destroyer separately?

Alexander: Let me jump in, it's Alex Gutsol. So we already developed and tested proof of concept system, and now we are finishing developing pre-production prototype, so that we can show it to our customers how the real product will look. We will finish this very soon.

Brett: And on the HVAC unit or HVAC that you plan to be going through, is that something that's actually going to go into the ventilation system, or is it ... Can you describe that product in that vertical in a little more detail?

Alexander: We are not ready to discuss this now; it will work together with manufacturers and installers of ventilation unit. So how to optimize it combination with conventional HVAC systems.

Howard: Many of these HVAC systems, while they are a lot of similarities with the way they operate, many of them are customized to the operation which they're addressed. So no two buildings are alike. It's important for us to work with the HVAC system manufacturers to optimize this, and that's where we are at this moment. That's why we can't say much more about that.

Brett: No problem. So we had a couple of other questions here. So what is the square footage coverage for a typical unit, or what is the expectation?

Sharon:	So I can jump in on that one. The IPD 100 we anticipate to be in a personal space, and the flow rate is 65 cubic feet per minute. So we're anticipating 100 square feet space for that unit. And then for the IPD 600, the flow rate is about 390 cubic feet per minute, and we anticipate that square feet to cover about 600 square feet for that unit.
Brett:	Got it. And then another question it relates back to what we were discussing before about progress so far, but are there any outside trial results yet showing efficacy?
Alexander:	There are results from university study, they are listed somewhere on your website, these papers are published. It shows it is not the results of IPD Product itself, it is a result for a test of PlasmaFence itself. So when we have product we will do our test.
Brett:	And then you got another one. Is it your future intention that users such as restaurants would display openly on the storefront that they are equipped with IPD? It says this would seem to offer confidence in the safety of the establishment.
Howard:	Absolutely, we intend to offer the opportunity to show our brand to show that the enterprise is using the best and latest technology to provide security for their customers.
Brett:	And then a question on competition. Who is your number one competitor if any, and what advantage does IPD hold over them?
Howard:	The products that we're going to be most compared to, are going to be filter-based products HEPA filters. The HEPA filters essentially capture the viruses, they filter them out of the air, and may or may not necessarily kill the viruses once they've been trapped.

They tend to clog as well. We believe that our advantage is that the pathogen when it comes in contact with the PlasmaFence gets destroyed, so that there is no chance that it can be passed on and potentially infect somebody later. There are several dozens of products that use HEPA filters. And the challenge for them, is to be able to demonstrate what we can do, not necessarily how much better they are than how much worse that they are than us. |
| Brett: | And then a question about FDA and whether or not that's a requirement, and what all is involved with a certification for that process. So can you elaborate a little bit on that piece? |
| Howard: | Sure, FDA regulates these type of air filtration, air purification, air sterilization systems. FDA because of the pandemic is allowing companies like IPD, as long as we comply with FDA standards, to be able to market as long as we register, that is what we intend to do. We will be supplying FDA, we will be doing all the things that FDA requires of us, in order to have approval to market the product.

So they're giving us the opportunity to market while we are in the process of seeking registration with FDA. |
| Brett: | And do you plan to manufacture this yourself, or are you using a contract manufacturer? |
| Howard: | We will be contract manufacturing. We design and invent, and we are forming relationships with suppliers for the individual components, and contract manufacturers to do the assembly. |

We will be overseeing all parts of the process. So we won't be divorced, we will be completely integrated with our partners in the product construction and delivery.

Brett: And you said you're still working on identifying who those firms will be?

Howard: We've identified most of the firms, and we believe that we have found our contract manufacturer.

Brett: And a question here, does the IPD unit protect users from other pathogens such as the flu virus and common cold?

Alexander: Yes, it kills all kinds of pathogens in air, even [inaudible 00:28:03]. As you remember, this technology was developed to fight these [inaudible 00:28:12] of ... Sorry, it was developed for-

Howard: It was originally developed for anthrax.

Alexander: ... And to destroy anthrax [inaudible 00:28:33].

Howard: Which are very difficult to kill by the way.

Brett: So I think you touched on this, but basically, it will help against most, if not all airborne pathogens?

Howard: Yes.

Brett: Is there a certain micron size that's a threshold where it would not be as effective?

Alexander: There are so big bacteria or viruses, it cannot be killed by this system.

Howard: And there's a paper on the website on the MicroVentures website, that describes one of the pathogens, one of the viruses that's very, very small that was used in testing. And it's much, much smaller than COVID-19.

Brett: And then a couple of last few questions here. If you don't raise the full million, how will that affect your plans for the rollout?

Howard: We intend to work with partners and raise capital. Once this program is finished, if we need additional capital, we will go to other sources of capital in order to be able to complete our launch.

Brett: And we had a couple of different questions on this topic, and I know you went through the slide. In fact, it may be the one that's up right here. But assuming that you get the full million, what is the projected timeline before the IPD 100 and 600 to be available for sale?

Howard: We're targeting taking pre-orders, sometime within the next six weeks. As soon as we have finalized the production unit that we're in the pre-production unit right now. As soon as we finalize the production unit, we will be confident that we'll be able to launch a pre-order campaign. And we should be able to create the products for delivery within about six to eight weeks after that.

Brett: And then the last one here. And this is related to COVID. So do you believe that your product will be part of the new normal in our lives, to calmly COVID will be here for years. But what are your projections for the further out future for continued growth and success?

	With the caveat that we can't make any forward looking statements in terms of what the company may do in revenue, but I think you can maybe address the question just from a higher level, as it relates to COVID-19 situation, and further solutions that it may provide down the road.
Howard:	Sure, from a high level, we believe that there's no silver bullet that is going to protect everybody from pathogens like COVID-19. It's going to take a concerted effort with a number of technologies, to be able to provide complete protection against these type of airborne pathogens.
	We believe this technology is going to be integral to that process, to be able to provide customers and homeowners and people who are working face to face with other folks who may or may not have the virus, to be able to provide the security that they're going to need.
	We think that in many different formations, this product will be integrated either in HVAC systems and personal protection equipment, and in standalone units that will be seen in doctors' offices and restaurants as part of that, and provide the assurance that people are going to need to be able to go back to a normal life.
Brett:	I appreciate the time and that's going to do it for us today. I guess before we sign off here, I'd like to thank everybody for joining us and also let folks know that if you do have an interest in more information, then you can go to the MicroVentures campaign page for IPD to check out more information.
	The direct link is invest.microventures.com/offerings/IPD-products. And then you can also go to the MicroVentures homepage, click invest, scroll down to the tombstone where IPD is. You can find more information there, there's a discussion forum to ask questions, and so you can talk directly to the team.
	And then of course, if you'd like to invest, we'd encourage you to do so. You can click on that orange Invest button on that same page, we'll walk you through the process if you'd like to be a part of this and what the IPD team is building. So do you guys have any last final thoughts before we sign off here?
Howard:	No, this was wonderful. We really appreciate the opportunity that MicroVentures has given us to showcase our product and our company. We believe that this is a product that is going to help get us back to the new normal, not the normal that we have. But the new normal, where we can all interact without any fear.
	In speaking for the rest of the team, I know that we've had a lot of fun with MicroVentures and we love the questions that we get on the website. And we continue to look for the support that your network provides us, and hopefully you all will be part of our pre-order campaign. Thank you and make sure that you interact with us on MicroVentures in the future. (silence). Hello. Hello.
Alexander:	I'm still here, it's Alex Gutsol.
Sharon:	I think we've lost Brett.
Alexander:	We received email from Brett, his computer shut down. So feel free to sign off. Okay, thank you.